UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

(Commission File No. 001-32305)

_______________________________

CORPBANCA
(Translation of registrant’s name into English)

_______________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On June 4, 2013, CorpBanca published on its website its first quarter 2013 results, which are attached hereto as Exhibit 99.1.

On September 2, 2013, CorpBanca published on its website its second quarter 2013 results, which are attached hereto as Exhibit 99.2.

On December 3, 2013, CorpBanca published on its website its third quarter 2013 results, which are attached hereto as Exhibit 99.3.

On March 24, 2014, CorpBanca published on its website its fourth quarter 2013 results, which are attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By: /s/ Eugenio Gigogne
Name: Eugenio Gigogne
Title: Chief Financial Officer

Date: October 30, 2014

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3 99.4	First quarter 2013 results. Second quarter 2013 results. Third quarter 2013 results. Fourth quarter 2013 results.